Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP ANNOUNCES SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia – February 20, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce a Normal Course Issuer Bid to acquire up to 8,484,682 common shares, representing approximately 5% of the 169,693,640 common shares issued and outstanding as of February 5, 2019. The repurchase program will run from February 25, 2019 to February 24, 2020. The Company is taking this action because it believes that prevailing market conditions have resulted in Silvercorp's shares being undervalued relative to the immediate and long term value of Silvercorp's portfolio of producing properties in China and other strategic investments.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to hold all shares acquired under the issuer bid for cancellation.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 228,856, excluding purchases made by Silvercorp under its Normal Course Issuer Bid, for a daily total of 57,214 common shares. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading platforms in the United States.

Under the Company’s 2018 normal course issuer bid program which expired on November 26, 2018, 1,717,100 common shares were purchased for cancellation during the twelve months program at a weighted average price per common share of $3.32. The Company was authorized to purchase up to 8,409,712 common shares under the 2018 normal course issuer bid.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor Contact

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.